UNITED STATES	SEC FILE NUMBER
SECURITIES AND EXCHANGE COMMISSION	001-34887
Washington, D.C. 20549
CUSIP NUMBER:
FORM 12b-25	64111R 102

NOTIFICATION OF LATE FILING

(CheckOne):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

___________________________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Net Element International, Inc.

Full Name of Registrant

Cazador Acquisition Corporation Ltd.

Former Name if Applicable

1450 S. Miami Avenue

Address of Principal Executive Office (Street and Number)

Miami, FL 33130

City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and unreasonable effort and expense to the registrant. The registrant was unable to file the Form 10-K by the April 1, 2013 deadline because it is still in the process of finalizing its year-end financial results and its year-end audit is not yet complete. The reasons causing the inability to file timely could not be eliminated by the registrant without unreasonable effort or expense. The registrant undertakes the responsibility to file such report no later than the fifteenth calendar day following the original prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jonathan New (Name)	(305) (Area Code)	507-8808 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net Element International, Inc. (the “Company”) was incorporated on April 20, 2010 as a Cayman Islands exempted company with limited liability under the name Cazador Acquisition Corporation Ltd. (“Cazador”). Cazador was a blank check company incorporated for the purpose of effecting a merger, share capital exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more operating businesses or assets.

On October 2, 2012, the Company completed a merger (the “Merger”) with Net Element, Inc., a Delaware corporation (“Net Element”), which was a company with businesses in the online media and mobile commerce payment processing markets. Immediately prior to the effectiveness of the Merger, the Company changed its jurisdiction of incorporation by discontinuing as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. Effective upon consummation of the Merger, (i) Net Element was merged with and into the Company, resulting in Net Element ceasing to exist and the Company continuing as the surviving company in the Merger, and (ii) the Company changed its name to Net Element International, Inc. Pursuant to the Merger, the Company issued 24,543,826 shares of its common stock to the former stockholders of Net Element, which shares amount to approximately 86.7% of the post-Merger issued and outstanding shares of common stock of the Company. Following the Merger, the Company’s business consists of the former business of Net Element. For financial reporting purposes, the Merger was accounted for as a recapitalization of Net Element. Since the Merger was consummated during the Company’s fourth fiscal quarter, the Company’s financial statements to be included in its Annual Report on Form 10-K for the year ended December 31, 2012 will reflect the historical financial information of Net Element.

As of December 31, 2012, the Company had two reportable business segments, consisting of (i) mobile commerce and payment processing for electronic commerce, and (ii) entertainment and culture Internet destinations. During the third quarter of 2012, the Company’s subsidiary, OOO TOT Money (a Russian limited liability company) (“TOT Money”), launched operations as a mobile commerce payment processing business in Russia. In addition to developing its mobile commerce payment processing operations, since April 1, 2010, Net Element pursued a strategy to develop and acquire technology and applications for use in the online media industry. The Company currently owns controlling interests in several companies that develop and operate online media products (websites and mobile applications) in the peer-to-peer application, music, motorsport and film markets.

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While the Company is still in the process of finalizing its financial results for the year ended December 31, 2012, the Company expects that its financial statements will reflect significant changes in its results of operations for such period as compared to its results of operations for the year ended December 31, 2011. The changes in the Company’s year over year results of operations are expected to be primarily a result of the launch of the Company’s mobile commerce payment processing operations in Russia during the third quarter of 2012 through its subsidiary TOT Money. The Company’s results of operations for the twelve months ended December 31, 2011 include only the operations of the Company’s online media products (websites and mobile applications). TOT Money generates most of its revenue from its mobile commerce payment processing operations in Russia, which generates service fees from processing payments initiated through SMS (short message services, which is a text messaging service) and MMS (multimedia message services) by mobile phone users.

A reasonable estimate of the Company’s quantitative results of operations for the year ended December 31, 2012 cannot be made at this time because the items to be reported in the Company’s financial statements for such period remain subject to final adjustments in connection with the completion of the year-end audit and the preparation of the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

Net Element International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2013	By:	/s/ Jonathan New
Jonathan New
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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